Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Corporation

Aris Mining Corporation (the “Company” or “Aris Mining”)

2400-1021 W Hastings Street

Vancouver, British Columbia V6E 0C3

Item 2	Date of Material Change

November 20, 2025

Item 3	News Release

A news release relating to the material change described herein was disseminated on November 20, 2025 through the services of Cision and subsequently filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4	Summary of Material Change

On November 20, 2025, the Company announced that it has entered into a binding term sheet to acquire the remaining 49% interest in the Soto Norte joint venture in Colombia from MDC Industry Holding Company LLC (“Mubadala”). The transaction includes the termination at closing of the associated precious metals stream previously granted to Mubadala. The total consideration is US$80 million, comprised of US$60 million in cash and 1,739,130 newly issued Aris Mining common shares, issued at a deemed price of US$11.50 per share and subject to a four month plus one day hold period.

Item 5	Full Description of Material Change

On November 20, 2025, the Company announced that it has entered into a binding term sheet to acquire the remaining 49% interest in the Soto Norte joint venture in Colombia from Mubadala. The transaction includes the termination at closing of the associated precious metals stream previously granted to Mubadala. The total consideration is US$80 million, comprised of US$60 million in cash and 1,739,130 newly issued Aris Mining common shares, issued at a deemed price of US$11.50 per share, being the 5-day volume-weighted average price of the Company’s U.S. trading on the NYSE American as of the close of markets on November 19, 2025. The newly issued Aris Mining common shares will be subject to a four month plus one day hold period. The transaction is expected to close by early December 2025, subject to final documentation and customary closing conditions.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Oliver Dachsel, Senior Vice President, Capital Markets

917-847-0063

info@aris-mining.com

Item 9	Date of Report

November 28, 2025

Forward-Looking Information

This report contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements regarding the anticipated closing date of the Soto Norte acquisition are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this report.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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